AGBA ACQUISITION LIMITED
Room 1108, 11th Floor, Block B

New Mandarin Plaza, 14 Science Museum Road

Tsimshatsui East, Kowloon, Hong Kong

May 13, 2019

VIA EDGAR
Celeste M. Murphy
Division of Corporation Finance

Office of Telecommunications
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	AGBA Acquisition Limited (the “Company”)

Registration Statement on Form S-1

Filed May 9, 2019

File No. 333-230804 (the “Registration Statement”)

Dear Ms. Murphy:

On May 9, 2019, the Company requested acceleration of the effective date and time of the Registration Statement to Monday, May 13, 2019, at 4:30 p.m., or as soon thereafter as practicable. The Company hereby withdraws such request until further notice.

Very truly yours,

AGBA ACQUISITION LIMITED

By:   /s/ Gordon Lee

Name: Gordon Lee

Title: Chief Executive Officer